FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        April 2006

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   April 13, 2006

EXHIBIT INDEX

1	Notice of Annual and Special General Meeting of Shareholders

2	Management Information Circular

3	Form of Proxy

4	Miramar Mining Articles

EXHIBIT 1

MIRAMAR MINING CORPORATION Suite 300 – 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting (the “Meeting”) of the shareholders of Miramar Mining Corporation (the “Corporation”) will be held in the Shuswap Room of the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia on May 3, 2006, at the hour of 10:00 a.m. (Vancouver Time) for the following purposes:

1.	to receive the audited financial statements of the Corporation for the financial year of the Corporation ended December 31, 2005, together with the report of the auditor thereon;

2.	to fix the number of directors of the Corporation at eight;

3.	to elect directors of the Corporation;

4.	to appoint an auditor of the Corporation for the ensuing financial year and to authorize the directors of the Corporation to fix the remuneration of the auditor;

5.	to consider and, if thought fit, to approve special resolutions to:

a.	remove the application of the Pre-existing Company Provisions, as defined in the Business Corporations Act (British Columbia); and

b.	approve new Articles for the Corporation;

as more particularly described in the accompanying Information Circular; and

6.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of the Corporation are invited to attend the Meeting. Shareholders of record at the close of business on March 29, 2006 are entitled to notice of the Meeting and will be entitled to vote at the Meeting. Shareholders who are unable to attend the Meeting in person should complete, date and sign the accompanying form of proxy and return it to the office of the Corporation’s registrar and transfer agent, Pacific Corporate Trust Company, at 2nd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9.

Dated at Vancouver, British Columbia, this 7th day of April, 2006.

By Order of the Board Anthony P. Walsh President

NOTE:   Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, and in order to be used at the Meeting or an adjournment thereof, forms of proxy must be received by the Corporation c/o Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, prior to 5:00 p.m., Vancouver time, on May 1, 2006, or, in the case of an adjournment of the Meeting, not later than 5:00 p.m., Vancouver time, on the business day prior to the reconvened meeting.

DEPOSIT OF A PROXY MAY BE MADE BY DELIVERY THROUGH THE MAIL, BUT THE PROXY SHOULD BE MAILED PROMPTLY IN ORDER TO ENSURE TIMELY DEPOSIT. A SELF-ADDRESSED ENVELOPE IS PROVIDED FOR RETURN OF A PROXY.

EXHIBIT 2

MANAGEMENT INFORMATION CIRCULAR

This information circular (this “Proxy Circular”) is being furnished to the shareholders of Miramar Mining Corporation (the “Corporation”) in connection with the solicitation of proxies by the management of the Corporation for use at the annual general meeting of the shareholders of the Corporation (the “Meeting”) to be held in the Shuswap Room at the Four Seasons Hotel, 791 West Georgia Street in Vancouver, British Columbia on May 3, 2006 at the hour of 10:00am Pacific Time, for the purposes set out in the notice of the Meeting accompanying this Proxy Circular. This Proxy Circular is first being sent to shareholders of the Corporation on or about April 7, 2005. Unless otherwise stated, information contained in this Proxy Circular is given as at March 29, 2005 (except where indicated).

The solicitation of proxies for the Meeting will be primarily by mail but proxies may also be solicited personally or by telephone by employees of the Corporation or by agents retained by the Corporation. Employees of the Corporation will not receive any extra compensation for such activities. The Corporation may also pay brokers or other persons holding common shares of the Corporation in their own names, or in the names of nominees, their reasonable expenses for sending proxies and proxy material to beneficial owners of common shares of the Corporation and requesting authority to execute proxies in respect of such common shares of the Corporation. The Corporation will bear the expenses of such solicitation of proxies.

No person is authorized to give any information or to make any representation other than as contained in this Proxy Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Corporation. The delivery of this Proxy Circular shall not under any circumstances create an implication that there has been no change in the information set forth herein since the date of this Proxy Circular.

APPOINTMENT OF PROXY AND DISCRETIONARY AUTHORITY

The persons named in the form of proxy accompanying this Proxy Circular are officers and directors of the Corporation. A shareholder of the Corporation has the right to appoint a person or company, who need not be a shareholder of the Corporation, other than the person or company designated in the form of proxy accompanying this Proxy Circular, as nominee to attend and act for and on behalf of such shareholder at the Meeting and may exercise such right by inserting the name of such person in the blank space provided on the form of proxy, or by executing a proxy in a form similar to the form of proxy accompanying this Proxy Circular. If a shareholder of the Corporation appoints one of the persons named in the form of proxy accompanying this Proxy Circular as the nominee of the shareholder and does not direct such nominee to vote either for, against or withhold from voting in respect of a matter or matters with respect to which an opportunity to specify how the common shares of the Corporation registered in the name of such shareholder are to be voted, the proxy will be voted for such matter or matters.

To be effective, proxies must be received by the Corporation c/o Pacific Corporate Trust Company (the "Transfer Agent"), 510 Burrard Street, 2nd Floor, Vancouver, B.C. V6C 3B9 prior to 5:00 p.m., Pacific

Time, on May 1, 2006 or, in the case of any adjournment of the Meeting, not later than 5:00 p.m., Pacific Time, on the business day prior to the reconvened meeting. Deposit of a proxy may be made by delivery through the mail, but the proxy should be mailed promptly in order to ensure timely deposit. A self addressed envelope is provided for the return of a proxy.

EXERCISE OF VOTE BY PROXY

The common shares of the Corporation represented by a proxy at the Meeting will be voted for, against or withheld from voting in accordance with the instructions of the holder of such common shares of the Corporation, so long as such instructions are certain, on any ballot that may be called for and, where the shareholder of the Corporation whose proxy is solicited specifies a choice with respect to any matter to be voted upon, the common shares of the Corporation represented by such proxy will be voted in accordance with the specification so made.

If no choice is specified in the proxy, the persons named in the form of proxy accompanying this Proxy Circular will vote for all of the matters proposed by management at the Meeting and described in the notice of the Meeting accompanying this Proxy Circular.

The form of proxy accompanying this Proxy Circular confers discretionary authority upon the persons named therein with respect to any amendment or variation to the matters identified in the notice of the Meeting accompanying this Proxy Circular and with respect to other matters which may properly come before the Meeting. Management of the Corporation knows of no matters to come before the Meeting other than those referred to in the notice of the Meeting accompanying this Proxy Circular. However, if any other matters which are not now known to management of the Corporation should properly come before the Meeting, the common shares of the Corporation represented by proxies given in favour of the persons named in the form of proxy accompanying this Proxy Circular will be voted on such matters in accordance with the best judgment of such person.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the Common Shares of the Corporation they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.

The notice of meeting, this information circular and the proxy (collectively, the “Meeting Materials”) are being sent to both registered and Non-Registered Holders of the Common Shares of the Corporation. Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Corporation are referred to as “NOBO’s”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as “OBO’s”. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has elected to send the Meeting Materials directly to the NOBO’s, and indirectly through Intermediaries to the OBO’s. If you are a Non-Registered Holder, and the Corporation or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of Common Shares of the Corporation have been obtained in accordance with applicable security regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

In this regard, Meeting Materials sent to NOBO’s who have not waived the right to receive Meeting Materials are accompanied by a Voting Instruction Form (a “VIF”) from the Transfer Agent. This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a NOBO is able to instruct how the Common Shares are to be voted on its behalf. VIFs should be completed and returned in accordance with the specific instructions noted on the VIF.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them. Such Intermediaries have their own mailing procedures and provide their own return instructions to clients which should be carefully followed by OBO’s in order to ensure that their Common Shares are voted at the Meeting.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares of the Corporation which they beneficially own. Should a Non-Registered Holder wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered Holder may request a legal proxy, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the meeting.

REVOCATION OF PROXIES

A shareholder of the Corporation may revoke a previously given proxy by depositing an instrument in writing executed by the shareholder or his attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof properly authorized, indicating the capacity in which such officer or attorney is signing, and deposited, together with the instrument so empowering the officer or officers or the attorney, or a notarially certified copy of such instrument, either at the registered office of the Corporation at any time up to and including 5:00 p.m., Pacific Time, on May 1, 2006 or any adjournment thereof, at which the proxy is to be used, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken or in any other manner provided by law.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue 500,000,000 common shares of which, as at March 29, 2006, 187,404,627 common shares were outstanding, each entitled to one vote on each matter voted upon by ballot at the Meeting. Each holder of record of common shares of the Corporation on March 29, 2005 was entitled to notice of the Meeting and is entitled to vote at the Meeting.

To the best of the knowledge of the directors and the executive officers of the Corporation, at March 29, 2005 no person or company beneficially owned, directly or indirectly, or exercised control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting shares of the Corporation other than Dundee Precious Metals Inc. which, exercised control or direction over, an aggregate of 18,917,545 common shares of the Corporation, which represents approximately 10.18% of the issued shares of the Corporation.

ELECTION OF DIRECTORS

The Board of Directors of the Corporation presently consists of eight directors, therefore it is intended to determine the number of directors at eight and to elect eight directors for the ensuing year.

It is proposed that the persons named below be nominated for election as directors of the Corporation. All of the proposed nominees are now directors of the Corporation and have been since the year set forth below. Management of the Corporation does not contemplate that any of the proposed nominees will be unable to serve as directors of the Corporation but, if that should occur for any reason prior to the Meeting, the persons named in the form of proxy accompanying this Proxy Circular have the right to vote for any other nominee of management of the Corporation. Each director will be elected to hold office until the close of the next annual general meeting of the shareholders of the Corporation or until his/her successor is appointed or elected. The following table sets forth certain information concerning the persons nominated for election as directors of the Corporation.

Name, Province or State, and Country of Residence	Positions Held	Principal Occupation	Director Since	Number of Common Shares (6)

Lawrence Bell(1)(5)	Director	Chairman of the Board, BC	May 22, 2003	20,000
British Columbia, Canada		Hydro, electrical utility

David Fennell(2)(4)	Executive	Business Executive	June 28, 2002	2,293,742
Nassau, Bahamas	Vice-Chairman, and
	Director

Catherine McLeod-	Director	Board Chair, Pacific Rim	March 21, 2001	15,667
Seltzer(3)(5)		Mining Corporation, natural
British Columbia, Canada		resource company

Peter Nixon(1)(5)	Director	Corporate Director	June 28, 2002	13,150
Ontario, Canada

Anthony J. Petrina(2)(3)(4)(5)	Chairman of the Board	Mining Engineer, Corporate	January 5, 1995	45,000
British Columbia, Canada	and Director	Director

Christopher J. Pollard(1)(4)	Director	Corporate Director	January 18, 1994
British Columbia, Canada

William E. Stanley(1)(2)(3)	Director	Mining Engineer, Industry	January 5, 1995	9,000
British Columbia, Canada	Consultant

Anthony P. Walsh(2)	President and Chief	President and Chief Executive	March 5, 1999	187,192
British Columbia, Canada	Executive Officer and	Officer of the Corporation
	Director

Notes:

(1)	Member of the Audit & Risk Management Committee
(2)	Member of the Executive Committee
(3)	Member of the Human Resources Committee
(4)	Member of the Safety and Environmental Committee
(5)	Member of the Corporate Governance and Nominating Committee
(6)	Indicates the number of common shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised. Such information, not being within the knowledge of the Corporation, has been furnished by the respective nominees.

Unless such authority is withheld, the persons named in the form of proxy accompanying this Proxy Circular intend to vote for the election of the foregoing individuals as directors of the Corporation.

EXECUTIVE COMPENSATION

The following table sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation and to subsidiaries of the Corporation for the financial years ended December 31, 2005, 2004 and 2003 to the extent required by law in respect of each of the individuals who were at any time during 2005, the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Corporation (collectively the “Named Executive Officers”) whose salary and bonus for such year exceed $150,000.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation Awards

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation(1) ($)	Securities Under Options Granted (#)	All Other Compensation ($)

Anthony P. Walsh	2005	320,000	95,000	27,500	240,000	—
President & Chief	2004	320,000	—	29,155	230,000	—
Executive Officer	2003	290,000	100,000	25,500	150,000	—

Brian M. Labadie	2005	215,000	50,000	25,700	180,000	—
Executive Vice-President	2004	215,000	—	25,315	145,000	—
& Chief Operating Officer	2003	215,000	45,000	23,700	100,000	—

A. David Long	2005	150,000	45,000	23,900	180,000	—
Corporate Secretary	2004	150,000	—	23,515	140,000	—
Vice-President, Legal	2003	141,968	30,000	21,900	90,000	—

John Wakeford	2005	141,333	45,000	22,400	180,000	—
Vice-President,	2004	123,750	30,000	15,250	—	—
Exploration

Elaine Bennett	2005	135,000	25,000	23,900	180,000	—
Vice-President &	2004	135,000	—	23,515	140,000	—
Controller	2003	115,000	23,000	21,900	90,000	—

Note:

(1)	In each case the amount represents a Registered Retirement Savings Plan contribution of approximately $15,500 per annum; a car allowance of between $700 and $1,000 per month and a parking allowance of $50 per month. Mr. Walsh receives a club membership of approximately $170 per month.
(2)	Mr. Wakeford was appointed a Vice-President, Exploration on May 19, 2004.

The services of David Fennell as Executive Vice Chairman of the Corporation are provided by Laurentian Mountain Investments Ltd. under a two year contract for the period January 2005 to December 2007 for a fee of US$350,000 and stock options in an amount equivalent to options granted annually to senior officers of the Corporation. In 2006, Laurentian Mountain Investments received 50,000 bonus options at a strike price of $2.75 exercisable for a period of five years for work done in 2005.

Stock Option Plan

Under the stock option plan of the Corporation (the “Stock Option Plan”), options to purchase common shares of the Corporation may be granted to full or part-time employees and directors of the Corporation or subsidiaries of the Corporation and other persons or companies engaged to provide ongoing management or consulting services for the Corporation or any entity controlled by the Corporation. The maximum number of common shares of the Corporation subject to option under the Stock Option Plan may not exceed 10,800,000. In determining the number of common shares of the Corporation subject to each option granted under the Stock Option Plan, consideration is given to the present and potential contribution by such person or company to the success of the Corporation. The exercise price per common share may not be less than the closing price of the common shares of the Corporation on the Toronto Stock Exchange on the trading day immediately preceding the day on which the option is granted. Each option is for a term not in excess of 10 years and is not exercisable unless the optionee has been continuously employed by, a director or an officer of, or engaged in providing ongoing management or consulting services for, the Corporation or a subsidiary of the Corporation continuously since the date of grant of the option, except (i) in the case of the death of an optionee, in which case the option is exercisable for a maximum of 12 months thereafter, (ii) in the case of an optionee ceasing to be a participant under the Stock Option Plan for any reason other than cause of death, in which case the option is exercisable for a maximum of 30 days thereafter or (iii) an optionee who is a director ceasing to be a participant under the Stock Option Plan as a result of a takeover of the Corporation, in which case the option is exercisable for a maximum period of one year. The Stock Option Plan does not provide for the granting of financial assistance, whether by way of a loan, guarantee or otherwise, by the Corporation in connection with any purchase of common shares from the Corporation. All options granted by the Corporation are currently exercisable for a five year term.

During the financial year of the Corporation ended December 31, 2005 options were granted to the Named Executive Officers as follows:

OPTIONS GRANTED TO NAMED EXECUTIVE OFFICERS DURING 2005

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date

Anthony P. Walsh	180,000	7.9%	$1.25	$1.25	Feb 7, 2010
	60,000		$1.50	$1.50	May 3, 2010

Brian Labadie	120,000	5.9%	$1.25	$1.25	Feb 7, 2010
	60,000		$1.50	$1.50	May 3, 2010

A. David Long	120,000	5.9%	$1.25	$1.25	Feb 7, 2010
	60,000		$1.50	$1.50	May 3, 2010

John Wakeford	120,000	5.9%	$1.25	$1.25	Feb 7, 2010
	60,000		$1.50	$1.50	May 3, 2010

Elaine Bennett	120,000	5.9%	$1.25	$1.25	Feb 7, 2010
	60,000		$1.50	$1.50	May 3, 2010

The following table sets forth details of all exercises of options during the financial year of the Corporation ended December 31, 2005 by each of the Named Executive Officers and the value as at December 31, 2005 of unexercised options on an aggregate basis:

AGGREGATED OPTION EXERCISES DURING THE
MOST RECENTLY COMPLETED FINANCIAL YEAR AND
DECEMBER 31, 2005 OPTION VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2005 (#) Exercisable/ Unexercisable(6)	Unexercised in-the- Money Options at December 1, 2005 ($) Exercisable/ Unexercisable(6)

Anthony Walsh	70,000	$ 70,000	689,000	$1,486,280

Brian Labadie	—	—	425,000	$ 890,600

A. David Long	—	—	520,000	$1,168,000

John Wakeford	16,000	$ 20,000	320,000	$ 566,480

Elaine Bennett	—	—	410,000	$ 846,800

Notes:

(1)	69,000 at $1.22; 180,000 @ $1.25; 60,000 $1.50; 150,000 at $1.90; 180,000 at $3.34 and 50,000 at $2.76.
(2)	120,000 @ $1.25, 60,000 @ $1.50; 100,000 at $1.90;120,000 at $3.34 and 25,000 at $2.76
(3)	20,000 at $1.00, 80,000 at $1.22; 120,000 @ $1.25; 60,000 @ $1.50; 90,000 at $1.90; 120,000 at $ 3.34 and 20,000 at $2.76.
(4)	104,000 @ $1.25; 60,000 @ $1.50; 30,000 @ $2.36; 30,000 @ $3.34
(5)	120,000 @ 1.25; 60,000 @ $1.50; 90,000 at $1.90; 120,000 at $3.34 and 20,000 at $2.76.
(6)	All options are vested and no options held by the Named Executive Officers are unexercisable. Notes (1) through (5) above refer to the number of shares that may be acquired on exercise at the stated exercise prices.

Executive Contracts

The Corporation has entered into employment agreements with the Named Executive Officers which provide in each case, other than the Chief Executive Officer, that if the Officer’s employment is terminated by the Corporation, other than for cause, the Officer will be paid severance of two times the Officer’s then salary and benefits. The benefits provided by the company include automobile expenses, disability benefits, standard and extended health benefits and dental benefits, annual RRSP contributions and benefits under a supplemental executive retirement plan described below under “Executive Retirement Plan”. The Corporation’s approach to determining salary, bonuses and granting stock options to executives is discussed below under the report of the Human Resources Committee of the Board.

Human Resources Committee

The annual base salaries and bonuses paid to senior management of the Corporation and the benefits offered by the Corporation in the financial year ended December 31, 2005, were determined by the Human Resources Committee of the Board of Directors comprised of three non-employee directors formed to administer the executive remuneration program of the Corporation. The Human Resources Committee in respect of the financial year ended December 31, 2005 was comprised of William E. Stanley (Chair), Catherine McLeod-Seltzer and Anthony J. Petrina. The Human Resources Committee has determined that the annual compensation paid to senior management of the Corporation should be equivalent to the industry standard paid to executives of comparable corporations in the Canadian mining industry.

The Human Resources Committee has formulated criteria to be used in determining the remuneration of senior management of the Corporation. The Human Resources Committee annually reviews independent salary surveys to assist it to determine executive compensation.

Human Resources Committee Report on Executive Compensation

Executive Compensation Program

The Corporation’s principal goal is to create value for its shareholders. The Corporation believes that directors, officers and employees should have their benefits aligned with both the short and long term interests of the shareholders. To this end, the executive compensation program formulated by the Human Resources Committee is comprised of three components: base salary, annual cash bonus and long-term incentive in the form of stock options. It is structured to be competitive with a select group of comparative North American gold mining companies. A portion of the annual cash bonus is directly related to the overall performance of the Corporation. The Human Resources Committee sets the executive compensation levels using the PricewaterhouseCoopers 2005 annual National Mining Industries Salary Survey. The survey is a competitive analysis of the compensation paid to mining executives in Canada.

Base Salaries

To ensure that the Corporation is capable of attracting, motivating and retaining individuals with exceptional executive skills, cash compensation is reviewed and adjusted annually, based primarily on individual and corporate performance as well as compensation practices of similar gold mining companies. In determining base salaries and bonuses, the Human Resources Committee took into account the financial performance of the Corporation for 2005.

The level of the base salary for each employee of the Corporation is determined by the level of responsibility and the importance of the position to the Corporation, within competitive industry ranges. The Human Resources Committee determines the base salaries and bonuses for senior management and employees of the Corporation. John Wakeford is the only of the named executive officers that received a salary increase during 2005.

Bonus

The Chief Executive Officer of the Corporation presents recommendations to the Human Resources Committee with respect to bonuses to be awarded to the other members of senior management and the other employees of the Corporation. The Human Resources Committee evaluates each member of senior management and the other employees of the Corporation in terms of their performance and the performance of the Corporation. The Human Resources Committee then makes a determination of the bonuses, if any, to be awarded to each member of senior management and to the employees of the Corporation, which are reported to the Board of Directors of the Corporation. In 2006, all of the members of the executive management team received a performance bonus for work done in 2005.

Stock Options

The purpose of the Corporation’s stock option plan is to develop the interest and incentive of eligible employees, officers and directors in the Corporation’s growth and development by giving an opportunity to purchase Common Shares on a favourable basis, thereby advancing the interests of the Corporation, enhancing the value of the Common Shares for the benefit of all shareholders and increasing the ability of the Corporation to attract and retain skilled and motivated individuals.

Stock Options are granted in accordance with the stock option plan approved by the shareholders (outlined below) at an exercise price not less than the closing price of the Common Shares on the Toronto Stock Exchange on the business day immediately prior to the date of grant. Currently there are options to purchase of 9.450,684, common shares granted to directors, officers and employees, representing approximately 5% of the issued shares of the Corporation on March 29, 2006.

Stock Option Plan

The Human Resources Committee previously set a program for annual stock option grants under the Corporation’s Stock Option Plan setting the number of options to be granted for each position within the Corporation. The Stock Option Plan is administered by the Chief Executive Officer of the Corporation

within the program set by the Human Resources Committee, and is intended to advance the interests of the Corporation through the motivation, attraction and retention of key employees, officers and directors of the Corporation and subsidiaries of the Corporation and to secure for the Corporation and its shareholders the benefits inherent in the ownership of common shares of the Corporation by key employees, officers and directors of the Corporation and subsidiaries of the Corporation. Each grant of options under the Stock Option Plan is approved by the Board of Directors of the Corporation.

The number of common shares of the Corporation which may be subject to option under the Stock Option Plan in favour of any one individual and in the aggregate is limited under the terms of the Stock Option Plan and cannot be increased without shareholder and regulatory approval. Options granted under the Stock Option Plan have a maximum term of ten years and are exercisable at a price per share determined by the Board of Directors of the Corporation at the time the option is granted, which price may not be less than the closing price of the common shares on The Toronto Stock Exchange on the last trading day immediately preceding the date of grant of the option. The options initially granted under the Stock Option Plan were approved by the Board of Directors of the Corporation at the time of grant. All subsequent grants of options are reviewed by the Human Resources Committee and recommended to the Board of Directors for approval.

Compensation of the Chief Executive Officer

The process for the setting of the compensation of the Chief Executive Officer of the Corporation is the same as for the other members of senior management of the Corporation. The Chief Executive Officer’s performance is evaluated by the Human Resources Committee relative to various objectives set for him and the Corporation.

The Human Resources Committee and the Board of Directors continue to be of the view that Mr. Walsh provides the leadership that permitted the Corporation to advance its initiatives in 2005 and in making their compensation decision they considered other factors including his contribution to the business performance and anticipated future performance of the Corporation.

In consideration of Mr. Walsh’s contribution to the Corporation, Mr. Walsh received a salary of $320,000 and was granted fully vested incentive stock options to purchase 240,000 common shares of the Corporation for a period of five years. Mr. Walsh was also granted a performance bonus of $95,000 for work done in 2005.

In 2000, the Corporation entered into a revised employment agreement with Mr. Walsh which provides that if Mr. Walsh’s employment is terminated without cause, he will be paid severance of three years of his then salary. However, if his employment is terminated within twelve months of a change of control of the Corporation, the three years severance will be based on the average salary of chief executive officers of Canadian mining companies with fewer than 1,000 employees according to the PricewaterhouseCoopers annual salary survey.

The Human Resources Committee has also approved those executive officers of the Corporation who will be eligible to receive a bonus for work done in 2006, together with enumerated and weighted objectives for each of these executive officers for 2005. The performance evaluation of the executive officers is primarily the responsibility of the President and CEO.

Going forward, the Human Resources Committee and, as appropriate, the Board of Directors, will address other issues relating to executive compensation, including the relative emphasis on the components of executive compensation, including compensation for the Corporation’s President and CEO.

Executive Retirement Plan

The Corporation has established a supplemental executive retirement plan for senior executives (the “Plan”). The Plan provides that the Corporation will pay to each executive on retirement or termination of employment a benefit equal to the difference between the amount of the Corporation’s contributions to the executive’s individual RRSP plan and investment returns thereon and a pension amount based upon such executive’s years of service and salary averaged over the highest consecutive 60 months of employment. The senior executives who were employed by the Corporation on the Plan’s effective date of January 1, 2003, receive credited service from January 1, 1998. Eligible executives hired after January 1, 2003, receive credited service from the date of eligibility as determined by the Corporation. The aggregate accrued benefit obligations under the Plan for services to December 31, 2005 is projected to be $648,309 ($362,783 Anthony Walsh, $181,921 Brian Labadie, $64,502 David Long, $10,723 Elaine Bennett, $13,784 Heather Duggan and $14,592 John Wakeford). The Plan obligations are not funded by the Corporation until retirement or termination and therefore the Plan had a deficit at December 31, 2004 of $648,309.

The foregoing report dated March 29, 2006, for the financial year ended December 31, 2005 has been presented by the Human Resources Committee.

Human Resources Committee Members: William E. Stanley (Chairman), Catherine McLeod-Seltzer, Anthony Petrina.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Corporation with the total cumulative shareholder return of the S&P/TSX Composite Index and the total cumulative shareholder return of the S&P/TSX Gold Index for the five years ended December 31, 2005

Five-Year Cumulative Return on $100 Investment
Assuming Dividend Reinvestment
December 31, 2001 — December 31, 2005

Compensation of Directors

During 2005, the Corporation paid a cash honorarium in the amount of $18,000 to each of the non-management directors for services rendered as directors of the Corporation during the year. The amount was based on a $12,000 retainer and $1,000 per meeting for six meetings during the year. In addition, each director received $2,500 for each regular committee of which the director was a member. For each committee of which the director was a chairman, the director was compensated a further $1,000. The Corporation has five regular committees, the Executive Committee, the Audit and Risk Management

Committee, the Safety and Environmental Committee, the Human Resources Committee and the Corporate Governance and Nominating Committee. Typically directors are paid $1,000 per meeting for meetings of Committees other than regular committees. During 2005 the Board of Directors held eight meetings which is in excess of the six meetings on which the annual retainer is based. The Corporation paid an additional $1,000 per meeting to directors attending additional board meetings. The Corporation also pays fees for any additional services rendered by Directors at the regular rates for such services. The Chairman is advised of any proposed additional services and if deemed material, board approval is obtained. During the past year, no director provided any material additional services to the Corporation.

The following options were granted to Directors who are not Named Executive Officers during the most recently completed financial year:

Name	Securities Under Option	% of Total Options Granted to Employees in Financial Year	Exercise Price	Market Value of Underlying Securities at Date of Grant	Expiration Date

Larry Bell	60,000	4.1	$1.25	$1.25	Feb 7, 2010
	64,706		$1.28	$1.28	Apr 5, 2010

David Fennell	120,000	6.0	$1.25	$1.25	Feb 7, 2010
	60,000		$1.50	$1.50	May 3, 2010

Catherine McLeod-Seltzer	60,000	1.90	$1.25	$1.25	Feb 7, 2010

Peter Nixon	60,000	1.90	$1.25	$1.25	Feb 7, 2010

Anthony Petrina	60,000	1.90	$1.25	$1.25	Feb 7, 2010

Christopher Pollard	60,000	1.90	$1.25	$1.25	Feb 7, 2010

William Stanley	60,000	1.90	$1.25	$1.25	Feb 7, 2010

For the year 2005 Mr. Bell elected to receive a total of 64,706 options in lieu of Directors fees of $44,977. The attributed value of the stock options was $.70 per option as determined using an option valuation model based on the Black Scholes model. The assumptions for the Black Scholes model were: a risk free interest rate of 3.64%; a dividend yield of 0%; an expected volatility of 60%; and an expected life of five years.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

This information is provided in note 11(c) to the Financial Statements of the Corporation for the year end December 31, 2005. The Financial Statements and the Management’s Discussion and Analysis for the year ended December 31, 2005 is available on Corporation’s website at www.miramarmining.com or onthe SEDAR website at www.sedar.com.

CORPORATE GOVERNANCE OF THE CORPORATION

General

The board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the “CSA”) have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-presecriptive guidlelines on corporate governance practices for reporting issuers such as the Corporation. In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), which prescribes certain disclosure by the Corporation of its corporate governance practices. This disclosure is presented below.

Composition and Independence of the Board of Directors

The board is currently comprised of eight (8) directors. All are independent, for the purposes of NI 58-101 with the exception of David Fennell, who is the Executive Vice-Chairman of the Corporation and provides services to the Corporation through his company, Laurentian Mountain Investments Ltd., and Anthony Walsh, who is the President and Chief Executive Officer of the Corporation.

Anthony Petrina, the chair of the board, is an independent director. The Board operates independently of management. Independent members of the Board met without management present at five Board meetings during 2005.

For each scheduled and special board meeting in 2005, all directors were in attendance either by telephone or in person, with the exception of the following:

Meeting Date	Absent

January 17/05	Peter Nixon*

March 23/05	Catherine McLeod- Seltzer

May 10/05

August 10/05

October 31/05

November 2/05

November 10/05

November 15/05	Anthony Petrina, Catherine McLeod-Seltzer

*Mr. Nixon disqualified himself from this meeting to avoid a potential conflict of interest.

Certain of the directors are also directors of other reporting issuers as follows:

Director Name	Other Reporting Issuer

Bell, Lawrence	• • •	Hardwoods Distribution Income Fund International Forest Products Limited Wheaton River

Director Name	Other Reporting Issuer

Fennell, David A.	• • • • •	Northern Mining Explorations Ltd. New Sleeper Gold Corporation Major Drilling Group International Inc. Maximus Ventures Ltd. Palmarejo Silver & Gold Corporation

McLeod-Seltzer, C.	• • • • • •	Bear Creek Mining Corporation Kinross Gold Corporation Pacific Rim Mining Corp. Silver Standard Resources Inc. Stornoway Diamond Corporation Peru Copper Inc.

Nixon, Peter	• • •	Dundee Precious Metals Inc. Stornaway Diamond Corporation New Sleeper Gold Corporation

Petrina, Anthony	• •	Bear Creek Mining Corporation Pacific Rim Mining Corp.

Pollard, Christopher	•	Staccato Gold Resources Ltd.

Stanley, William	•	Shore Gold Inc.

Walsh, Anthony	• • • •	Northern Mining Explorations Ltd. AXMIN Inc. Stornoway Diamond Corporation Palmerejo Silver & Gold Corporation

Board Mandate

According to the Board Mandate, the Board is responsible for the stewardship and te general supervision of the management of the business of the Corporation and has final accountability for the Corporation and its employees. The board shall act in the best interests of the Corporation and its shareholders and will discharge its responsibilities directly and through its committees. Each committee shall have its own mandate. The Board shall meet regularly, but not less than once quarter to review the business operations, corporate governance and financial results of the Corporation. Regularly scheduled meetings of the Board will also include meetings fo the independent members of the Board without management being present. The primary functions of the Board are to:

•	Perform its duties and responsibilities in accordance with the laws of the jurisdiction of incorporation of the Corporation;

•	Oversee and monitor the performance of the Corporation in the contest of the long term interests of its shareholders;

•	Promote a culture of integrity; and

•	Together with management of the Corporation, develop a process for the timely and accurate disclosure of information which is material to the Corporation.

Position Descriptions

The Board has developed written position descriptions for the Board Chair, Committee Chairs and directors at large. Also, the Board, together with the CEO has developed a written description for the CEO.

Orientation and Continuing Education

New Board members receive an orientation package which includes reports on operations and results, and public disclosure filings by the Corporation. Board meetings are mostly held at the Corporation’s facilities and are combined with tours and presentations by the Corporation’s management and employees to give the directors additional insight into the Corporation’s business. Board members are also encouraged, at the expense of the Corporation, to participate in activities that enhance their knowledge of the industry and their evolving experiences and roles as directors of the Corporation. In addition, management of the Corporation makes itself available for discussion with all Board members.

Ethical Business Conduct

The Board has adopted a written Code of Ethics by which it and all employees of the Corporation abide. All members of the Corporation are provided with a copy of the Code of Ethics which they are required to confirm in writing to have read and understood. A copy of the Code of Ethics is available on SEDAR at www.sedar.com.

The Board requires all directors to disclose any activities or relationships which could have the potential for a conflict of interest. The Board encourages and provides an overall culture of ethical conduct. The Board’s practice is to nurture this culture of ethical behaviour by ensuring it conducts itself in a best practice manner. All directors and employees of the Corporation are fully aware that violations of the Code of Ethics will be addresses with and could result in disciplinary action or dismissal.

Nomination of Directors

The full Board of the Corporation is responsible for determining the competencies, skills and personal qualities it should seek in a new Board member, in light of the opportunities and risks facing the Corporation. Within this framework, the Corporate Governance and Nominating Committee, composed of four independent directors, is responsible for recommending prospective Board members to fill vacancies on the Board. The Corporate Governance and Nominating Committee, along with the Board Chair, according to its mandate, has designed and implemented a formal process for evaluating and assessing individual director performance on a regular basis.

Compensation

The Human Resources Committee, which is composed entirely of independent directors, has general responsibility for developing the Corporation’s approach to director and officer compensation. Pursuant to its mandate, it is responsible for the following:

1.	Reviewing and recommending to the Board for approval the Corporation’s compensation philosophy, policies, plans and guidelines, including annual and ad hoc compensation plans (base pay, incentive plans and equity-based pay), employee benefits plans and executive perquisites;

2.	Reviewing and recommending to the Board for approval the annual CEO and senior executive goals and performance objectives and assess their performance against these objectives at each fiscal year end. In assessing the Corporation’s performance relative to shareholder return, the Committee is to consider the value of similar incentive awards to CEO’s and senior executives at comparable companies and the awards given to listed companies’ CEO’s over the prior several years;

3.	Reviewing proposals concerning incentive plans and equity compensation plans including stock option grant proposals for approval by the Board;

4.	Reviewing all material proposed actions with respect to Corporation pension plans for approval by the Board;

5.	Reviewing annual CEO and executive succession plans for approval by the Board; and

6.	Preparing an annual report to shareholders concerning executive compensation for inclusion in the Corporation’s annual Management Information Circular.

The Committee examines the compensation with reference to industry standards for companies of a similar size and nature. In its current review, the Committee agreed that in most respects, Board compensation was adequate. In the case of Committee Chairs, fees were adjusted upwards to be brought in line with those paid by other companies of a similar size and nature and to reflect the increased work loads that are expected of the committees.

Board Committees

In addition to the Audit and Risk Management Committee, the Human Resources Committee and the Corporate Governance and Nominating Committee, the Corporation also has an Executive Committee which has been established to oversee Corporate events that require a working group that reports to the Board (i.e. corporate transactions) and a Safety and Environmental Committee which is responsible to ensure that the Corporation establishes health, safety and environmental policies for its mining operations and to review their appropriateness on an ongoing basis and to report to the Board on a regular basis. From time to time, the Board may appoint such additional committees as it deems necessary and appropriate in order to discharge its duties.

Assessments

The Corporate Governance and Nominating Committee according to its written mandate, is responsible for assessing the performance and effectiveness of the Board as a whole and of committees of the Board. During the year ended December 31, 2005 the Corporate Governance and Nominating Committee conducted a formal evaluation of the performance of the Board and its committees as well as the contributions of individual directors.

INDEBTEDNESS TO CORPORATION OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers is or has been indebted to the Corporation or its subsidiaries since the beginning of the most recently completed financial year of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or executive officer of the Corporation, director or executive officer of a person or company that is itself an informed person (as defined in National Instrument 51-102 “Continuous Disclosure Obligations”) or subsidiary of the Corporation, person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the outstanding common shares of the Corporation or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction since January 2005 that has materially affected or will materially affect the Corporation other than as described in the following paragraph.

Dundee Precious Metals Inc. (“DPMI”) of Royal Bank Plaza, South Tower, Suite 3060, 200 Bay Street, Toronto, Ontario M5J 2J1, owns or exercises control or direction over an aggregate of 18,917,545 Common Shares, representing approximately 10.18% of the total number outstanding. By way of an agreement dated February 3, 2005, the Corporation agreed to assign to DPMI all of its rights with respect to an option and joint venture agreement dated February 25, 2004 (the “Option Agreement”) under which the Corporation had the option (the “Option”) to earn from Kinross Gold Corporation up to a 60% interest in the Back River project in Nunavut, including the Goose and George Lakes deposits (collectively the “Properties”), in consideration for the costs incurred by the Corporation in connection with the Option Agreement plus 5% (which amount totalled approximately $10 million) and up to 337,500 shares of DPMI (or the cash equivalent). DPMI will issue to the Corporation 150,000 common shares of DPMI (or the then cash equivalent) if either (i) the total mineral resources on the Goose Lake property are increased to 1,500,000 ounces of gold or (ii) a decision is made to place a mine into commercial production on any of the Properties. In addition, DPMI will issue to the Corporation an additional 187,500 common shares of DPMI (or the then cash equivalent thereof) if DPMI exercises the Option. DPMI also reimbursed the Corporation for certain general and administrative costs associated with the Properties. In addition, for a period of 12 months after execution of the Assignment Agreement, the Corporation agreed to provide office space as needed by DPMI and DPMI will reimburse the Corporation’s out of pocket costs thereof monthly.

APPOINTMENT OF AUDITOR

The auditor of the Corporation is KPMG LLP, Chartered Accountants. KPMG LLP have been the auditors of the Corporation since January 5, 1994. Unless such authority is withheld, the persons named in the form of proxy accompanying this Proxy Circular intend to vote for the appointment of KPMG LLP, Chartered Accountants, as the auditor of the Corporation until the close of the next following annual general meeting of the shareholders of the Corporation or until their successor is appointed and authority is provided to the directors to fix the remuneration of the auditor.

AUDIT COMMITTEE

The Audit and Risk Management Committee of the Corporation consists of Larry Bell (Chair), Christopher Pollard, Peter Nixon and William Stanley. Under Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, composition of the audit committee and the fees paid to the external auditor. This information is provided in the Corporation’s annual information form dated March 29, 2006 (the “AIF”) with respect to the fiscal year ended December 31, 2005. The AIF is available for review by the public on the SEDAR website located at www.sedar.com “Company Profiles – Miramar Mining Corporation”. Management of the Corporation strongly encourages its shareholders to review the AIF. INTEREST OF CERTAIN PERSONS or companies IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or executive officer of the Corporation or any proposed nominee of management of the Corporation for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

Removal of Pre-Existing Company Provisions and Adoption of New Articles

On March 29, 2004, British Columbia adopted the Business Corporations Act (the “New Act”) to replace the Company Act (the “Former Act”), which previously governed the Corporation. To make the laws governing British Columbia corporations more consistent with other Canadian and United States jurisdictions and to provide shareholders with a greater choice of effective governance structures, the New Act removes many of the restrictions contained in the Former Act, including restrictions on the residency of directors, limitations on the location of annual general meetings and limits on authorized share structure. As well the New Act uses new forms and terminology.

I.	Removal of Pre-Existing Company Provisions

Under the New Act, a company remains subject to “Pre-existing Company Provisions” (as defined in the Business Corporations Act) contained in its corporate documents until the shareholders remove the Pre-existing Company Provisions by special resolution and a Notice of Alteration to the Notice of Articles has been filed with the Registrar of Companies to remove the Pre-existing Company Provisions. Given the Corporation’s status as a public company, only two Pre-existing Company Provisions would continue to apply to the Corporation following the completion of its transition under the New Act unless removed:

1.	Under the Pre-existing Company Provisions, if a company offers to purchase any of its own shares, it must extend the offer on a proportionate basis to all shareholders holding shares of the class or series of shares subject to the offer, subject to certain exceptions. The New Act does not contain a similar provision. While the exceptions to this proportionate purchase requirement would, in the vast majority of cases, allow the Corporation to purchase its shares without having to extend the offer to purchase to all shareholders holding those shares, Management believes that this restriction may unduly limit flexibility in future transactions where the ability to repurchase some, but not all of its shares from shareholders may be necessary or desirable. Accordingly, if shareholders approve the removal of the application of the Pre-existing Company Provisions, this requirement will no longer apply to the Corporation. Any such repurchases remain subject to compliance with applicable securities legislation and stock exchange rules and policies.

2.	The Pre-existing Company Provisions would also maintain the requirement under the Former Act that no less than three-quarters of the votes cast at a general meeting must vote in favour of a proposed special resolution in order for that special resolution to be passed. Under the New Act, with shareholder approval, the Corporation may reduce the level of the majority required to pass some or all special resolutions to two-thirds of the votes cast at a general meeting. Management and the Board of Directors believe that the reduced threshold for special resolutions will provide the Corporation with greater flexibility for future corporate activities and is consistent with companies incorporated in other jurisdictions. Accordingly, subject to shareholder approval to the special resolutions below, the proposed New Articles will reflect the lower threshold for special resolutions.

In order to remove the application of the Pre-existing Company Provisions, the shareholders of the Corporation will be asked at the Meeting to pass the following special resolution:

“BE IT RESOLVED, as a special resolution, that:

(a)	the Notice of Articles of the Corporation be altered to remove the application of the Pre-existing Company Provisions (as defined in the Business Corporations Act of British Columbia) and that the Pre-existing Company Provisions be and are hereby removed and no longer apply to the Corporation; and

(b)	any one director or officer of the Corporation be and is hereby authorized to execute and deliver all such documents and instruments, including the Notice of Alteration reflecting the removal of the Pre-existing Company Provisions, and to do such further acts, as may be necessary to give full effect to this special resolution.”

The foregoing Special Resolution will not be effective, and the Pre-existing Company Provisions will continue to apply to the Corporation, until a Notice of Alteration to the Notice of Articles to remove the Pre-existing Company Provisions has been filed with the Registrar of Companies.

II.	Replacement of Articles

The existing Articles (the “Existing Articles”) of the Corporation were adopted in 1985 and contain provisions that relate to restrictions contained in the Former Act and that are no longer required under the New Act. As such, management is seeking shareholder approval to replace the Corporation’s Existing

Articles with new Articles (the “New Articles”) which will incorporate some of the more flexible provisions of the New Act. Management and the Board of Directors believe that replacing the Corporation’s Existing Articles with the New Articles will enable the Corporation to be more efficient, flexible and cost-effective and will bring the Corporation’s charter documents into line with the New Act.

A discussion regarding the main differences between the Corporation’s Existing Articles and the proposed New Articles is attached as Schedule “A”, which Shareholders are encouraged to review. A copy of the New Articles has been included with the proxy materials for the Meeting.

Any amendment to a company’s articles must receive shareholder approval by way of special resolution. Accordingly, the Shareholders will be asked at the Meeting to pass the following special resolution:

“BE IT RESOLVED, as a special resolution, that:

(a)	the Articles of the Corporation be altered by deleting and cancelling the Existing Articles and creating and adopting the New Articles as the Articles of the Corporation, provided that any alteration in the New Articles that would render incomplete or incorrect any information in the Notice of Articles of the Corporation shall not take effect until the Notice of Articles of the Corporation is altered to reflect such alteration;

(b)	the New Articles shall state the Corporation’s name and authorized share structure and be amended to reflect any changes to the Corporation’s name and authorized share structure;

(c)	any one director or officer of the Corporation be and is hereby authorized to execute and deliver and file all such notices, documents and instruments, including the required Notice of Alteration, and to do such further acts, as he in his discretion may deem necessary to give full effect to this special resolution; and

(d)	the board of directors of the Corporation is hereby authorized at any time in its absolute discretion, to determine whether or not to proceed with the foregoing without further approval, ratification or confirmation by the shareholders of the Corporation.”

In order to be effective, the proposed special resolutions must be approved by a three-quarters (75%) majority vote cast by those shareholders of the Corporation who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolutions.

Management and the Board of Directors believe that the passing of the foregoing special resolutions is in the best interest of the Corporation and recommend that shareholders vote in favour of the special resolutions.

IT IS THE INTENTION OF THE PERSONS DESIGNATED BY MANAGEMENT AS PROXYHOLDERS IN THE FORM OF PROXY WHICH ACCOMPANIES THIS INFORMATION CIRCULAR TO VOTE THE SHARES REPRESENTED IN A PROXY IN FAVOUR OF THE FOREGOING SPECIAL RESOLUTIONS UNLESS SUCH PROXY SPECIFIES THAT THE SHARES IT REPRESENTS ARE TO BE VOTED AGAINST SUCH RESOLUTIONS.

ADDITIONAL INFORMATION

A copy of the recent Annual Report, including management discussion and analysis, and financial statements of the Corporation for the most recently completed financial year is enclosed with these materials. A copy of the most recent Form 40F/Annual Information Form filed by the Corporation may be obtained upon written request from the Secretary of the Corporation to #300-889 Harbourside Drive, North Vancouver, British Columbia Canada, V7P 3S1. The Corporation may require the payment of a reasonable fee for providing a copy of the foregoing documents to a person who is not a security holder of the Corporation. Additional information relating to the Corporation may also be retrieved from SEDAR as www.sedar.com.

APPROVAL

The contents and the sending of this management information circular have been approved by the directors of the Corporation.

By Order of the Board

Dated March 29, 2006	Anthony P. Walsh President & Chief Executive Officer

SCHEDULE “A”

PROPOSED CHANGES TO ARTICLES OF THE CORPORATION

Set out below is a discussion of the changes proposed under the New Articles. These proposed changes to the New Articles include a discussion of substantive changes included in the New Articles and changes included that are as a result of changes under the New Act. The New Articles incorporate a number of non-substantive changes, including the use of the new terminology adopted under the New Act. For example, “members” are now “shareholders” and “register of members” is now “central securities register” under the New Act. Many of these non-substantive terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that the Corporation cannot alter or amend. For full particulars, please refer to the text of the proposed New Articles, a copy of which has been included with the proxy materials for the Meeting.

The following is a discussion of the substantive changes proposed in the New Articles.

Borrowing Powers

Under the Existing Articles, the Corporation may borrow money, issue debt and mortgage, charge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Corporation (both present and future). However, under the New Act, companies are now also permitted, without restriction, to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their businesses. As a result, the New Articles provide that the Corporation will be able to guarantee the repayment of money by any other person or the performance of any obligation of any other person. Management believes that it is in the best interests of the Corporation to allow for such a guarantee to permit the Corporation the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interest of the Corporation and its shareholders.

Directors’Authority to Set Auditor’s Remuneration

Under the New Act, the Corporation is, subject to shareholder approval, permitted to include in the New Articles authorization for the directors to set the remuneration paid to the auditors of the Corporation. The Former Act required the shareholders to set the remuneration or the shareholders to authorize, on an annual basis, the directors to set the remuneration. Historically, shareholders of the Corporation have always authorized the directors to appoint the auditors and to set the auditor’s remuneration. As a result, the inclusion of the authority for directors to set the auditor’s remuneration in the New Articles merely codifies existing practice. More importantly, however, this change also codifies new corporate governance rules and regulations relating to audit committees and the appointment and remuneration of auditors.

Special Majority for Resolutions

Under the Former Act, the number of votes required to pass a special resolution at a general meeting was three-quarters of the votes cast on a resolution. Under the New Act, the Corporation is authorized to determine whether a special resolution requires two-thirds or three-quarters of the votes cast on a resolution. The Existing Articles did not state what the majority was for a special resolution, as this matter was dealt with under the Former Act. The New Articles propose that the passage of a special resolution will require a majority of two-thirds of the votes cast on a resolution.

Share Issuances

Under the Former Act, the maximum discount or commission payable on the issuance of a share of the Corporation was 25%. Under the New Act the Corporation is, subject to shareholder approval, now permitted to avoid setting a numerical maximum for a discount or commission payable on the issuance of a share but rather limit any discount or commission by a test of reasonableness. The New Articles provide that the Corporation is permitted to pay or offer the commission or discount as permitted in the New Act. Management of the Corporation believes that the 25% maximum limit should not be set out in the New Articles, as such a limit does not consider factual circumstances nor apply a test of reasonableness. By limiting the discount or commission amounts payable by the test of reasonableness, exercised by directors with a duty to act in the best interest of the Corporation, the Corporation is provided greater flexibility in possible future transactions. In addition, since the Corporation is a public company, it is subject to the requirements of the Toronto Stock Exchange on share issuances and discounts and commissions, which requirements are generally more stringent than the Former Act provisions.

Delivery of Documents to Shareholders

As a result of changes under the New Act, the New Articles now permit the delivery of documents to a shareholder by facsimile transmission, email and any other method permitted under securities legislation, so long as the shareholder consents and provides its facsimile number, email address or other authorized delivery method. This change reflects recent developments under securities legislation. As part of its efforts to modernize and adopt new, less expensive methods of shareholder communication, management believes it is in the best interests of the Corporation to allow for facsimile transmission, email and other permitted methods of delivery of documents to shareholders. As a result, the New Articles allow the Corporation to deliver documents to shareholders by facsimile transmission, email and other methods permitted under securities legislation.

Proxies

As a result of changes under the New Act, the New Articles now permit shareholders to deposit their proxies for shareholder meetings through mail or facsimile delivery or any other method of transmitting legibly recorded messages. This reflects a general movement by corporations to adopt easier and faster ways for shareholders to communicate with corporations. As part of its efforts to modernize and adopt new, less expensive methods of shareholder communication, management believes it is in the best interests of the Corporation to allow for proxies to be deposited using facsimile, email and other methods permitted under securities legislation.

Share Purchases

Under the Existing Articles, if the Corporation made an offer to purchase any of its own shares, it was required to extend the offer on a proportionate basis to all shareholders holding the same class or series of shares that were subject to the offer, subject to certain exceptions. As this is no longer a requirement of the New Act, the New Articles do not contain a similar provision.

The following are changes to the provisions contained in the New Act which have an effect on provisions contained in the Existing Articles:

Officers

Under the Existing Articles, the Corporation was required to have at least a President and Secretary as officers, and there had to be separate individuals holding those positions. In addition, the President was required to be a director of the Corporation. These were requirements under the Former Act. However, under the New Act, those requirements no longer exist, and as a result, the New Articles do not contain these requirements. Management and the board of directors believe that by removing these restrictions the Corporation is better able to meet its corporate governance obligations as to membership of the board of directors.

Publication of Advance Notice of Meeting

Under the Existing Articles, the Corporation was required to publish notice of a general meeting of shareholders in the manner required under the Former Act. Under the New Act, the Corporation is no longer required to publish notice of general meetings, and recent changes to securities legislation in Canada requires that all public companies, including the Corporation, post advance notice of a general meeting on www.sedar.com in advance of the record date for the meeting. As a result, the New Articles do not contain a requirement to publish advance notice of the meeting.

Share Certificates

Under the Existing Articles, a shareholder is entitled to a share certificate representing the number of shares of the Corporation he or she holds. Under the New Act, a shareholder is now entitled to a share certificate representing the number of shares of the Corporation he or she holds or a written acknowledgement of the shareholder’s right to obtain such a share certificate. As a result, the New Articles provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Corporation, since it permits flexibility in corporate and securities transactions.

Disclosure of Interest of Directors

Under the New Act, the provisions relating to the disclosure of interests by directors have been revised and updated. As directors of the Corporation are bound by these provisions, the New Articles do not contain reference to the old disclosure of interest provisions and refer instead to the provisions contained in the New Act.

Directors’Meetings

Under the New Act, the provisions relating to directors’ meetings have been revised and updated to allow directors to participate by telephone or other communications mediums, so long as the directors are able to communicate with each other. The New Articles broaden the ability of directors to participate in meetings through other communication mediums to allow directors who may not be able to attend in person to still participate in meetings of the directors.

In addition, the New Articles allow directors to receive notices of meetings by electronics means, which allows for quicker and more efficient communication with directors of the Corporation.

Indemnity Provision

Under the Former Act, the Corporation could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The Existing Articles provided for the Corporation to indemnify directors, subject to the requirements of the Former Act. Under the New Act, the Corporation is now permitted to indemnify a past or present director or officer of the Corporation without obtaining prior court approval in respect of an “eligible proceeding”. An “eligible proceeding” includes any legal proceeding relating to the activities of the individual as a director or officer of the Corporation. However, under the New Act, the Corporation is prohibited from paying an indemnity if:

(a)	the party did not act honestly and in good faith with a view to the best interests of the Corporation;

(b)	the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

(c)	the proceeding is brought against the party by the Corporation or an associated corporation.

As a result, the New Articles allow the Corporation to indemnify directors, officers, employees and agents, subject to the limits imposed under the New Act. Management believes that it is in the best interests of the Corporation to allow the indemnification of directors, officers, employees and agents, subject to the limits and conditions of the New Act.

Holding of Annual General Meetings

Under the Former Act, annual general meetings were required to be held within 13 months of the last annual general meeting. The New Act allows for annual general meetings to be held once in each calendar year and not more than 15 months after the last annual general meeting and accordingly, the New Articles reflect this provision.

Location of Shareholder Meetings

Under the Former Act, shareholder meetings were required to be held in British Columbia, unless an application was made and accepted by the registrar to hold the meeting elsewhere. Under the New Act, companies may hold shareholder meetings at a location outside of British Columbia. Accordingly, the New Articles allow for the Corporation to hold meetings outside of British Columbia.

EXHIBIT 3

                                      PROXY

              ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

                   MIRAMAR MINING CORPORATION (the "Company")

            TO BE HELD IN THE SHUSWAP ROOM OF THE FOUR SEASONS HOTEL,
                            791 WEST GEORGIA STREET,
                       VANCOUVER, BRITISH COLUMBIA, CANADA
                     ON WEDNESDAY, MAY 3, 2006 AT 10:00 AM

The undersigned  shareholder  ("Registered  Shareholder")  of the Company hereby appoints,  ANTHONY WALSH,  President,  Chief Executive Officer and a Director of
the Company, or failing this person, ANTHONY PETRINA,  Chairman of the Board and a Director of the Company, or in the place of the foregoing, ___________________
as proxyholder for and on behalf of the Registered Shareholder with the power of substitution  to  attend,  act and  vote  for and on  behalf  of the  Registered
Shareholder  in  respect  of all  matters  that may  properly  come  before  the aforesaid  meeting of the  shareholders  of the Company (the  "Meeting")  and at every adjournment thereof, to the same extent and with the same powers as if the undersigned  Registered  Shareholder  were present at the said  Meeting,  or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company  recorded in the name of the Registered  Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Resolutions (For full details of each item, please see the enclosed Notice of
Meeting and Information Circular)
================================================================================

                                                      For    Against   Withhold
--------------------------------------------------------------------------------
1.  Appointment of KPMG LLP, Chartered Accountants             N/A
    as auditors of the Company and authorization
    of the  Directors to fix the Auditor's
    remuneration

2.  To determine the number of directors at Eight                          N/A
    (8)
3.  To elect as Director, LAWRENCE BELL                        N/A

4.  To elect as Director, DAVID FENNELL N/A

5.  To elect as Director, CATHERINE McLEOD-SELTZER             N/A

6.  To elect as Director, PETER NIXON                          N/A

7.  To elect as Director, ANTHONY J. PETRINA                   N/A

8.  To elect as Director, CHRISTOPHER J. POLLARD               N/A

9.  To elect as Director, WILLIAM STANLEY                      N/A

10. To elect as Director, ANTHONY WALSH                        N/A

11. Pursuant to the enactment of the Business
    Corporations Act and the repeal of
    the Company Act, to approve, by special
    resolution, the removal of the Pre-existing
    Company Provisions, as more particularly set
    out in the Company's information circular
    dated April 7, 2006.                                                   N/A

12. Pursuant to the enactment of the Business
    Corporations Act and the repeal of
    the Company Act, to approve, by special
    resolution, the replacement of the Company's
    Existing Articles with the New Articles,
    as more particularly set out in the Company's
    information circular dated April 7, 2006.                              N/A
================================================================================

SECURITYHOLDER SIGN HERE: __________________________________

DATE SIGNED:  ______________________________
THIS FORM MUST BE SIGNED AND DATED ABOVE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.   This Proxy is solicited by the Management of the Company.

2.   This form of proxy  ("Instrument  of  Proxy")  must be  signed by you,  the
     Registered  Shareholder,  or by your  attorney  duly  authorized  by you in writing, or, in the case of a corporation,  by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative,  the original or a notarial copy of the instrument so empowering such person,  or such other  documentation  in support  as  shall be  acceptable  to the  Chairman  of the  Meeting,  must accompany the Instrument of Proxy.

3.   If this Instrument of Proxy is not dated in the space  provided,  authority is hereby given by you, the Registered Shareholder,  for the proxyholder to date this proxy April 7, 2006,  the date on which it was mailed to you, the
     Registered Shareholder, by Pacific Corporate Trust Company.

4.   A Registered  Shareholder  who wishes to attend the Meeting and vote on the resolutions in person, may register with the scrutineers before the Meeting begins.

5.   A  Registered  Shareholder  who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

     (a) appoint one of the management  proxyholders  named on the Instrument of
     Proxy,  by leaving  the  wording  appointing  a nominee as is (i.e.  do not strike out the management  proxyholders shown and do not complete the blank space provided for the appointment of an alternate  proxyholder).  Where no choice  is  specified  by  a  Registered  Shareholder  with  respect  to  a resolution  set out in the  Instrument  of Proxy,  a  management  appointee acting as a proxyholder  will vote on the  resolution as if the  Registered
     Shareholder had specified an affirmative vote;

OR

     (b) appoint another proxyholder,  who need not be a Registered  Shareholder
     of  the  Company,  to  vote  according  to  the  Registered   Shareholder's
     instructions,  by striking out the management  proxyholder  names shown and inserting  the name of the person you wish to represent  you at the Meeting in the  space  provided  for an  alternate  proxyholder.  If no  choice  is specified,  the  proxyholder  has  discretionary  authority  to vote as the proxyholder sees fit.

6.   The  securities  represented  by this  Instrument of Proxy will be voted or withheld from voting in accordance with the  instructions of the Registered
     Shareholder on any poll on a resolution  that may be called for and, if the
     Registered  Shareholder specifies a choice with respect to any matter to be acted  upon,  the  securities  will be voted  accordingly.  Further,  if so authorized by this Instrument of Proxy, the securities will be voted by the appointed  proxyholder  with respect to any amendments or variations of any of the  resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the  proxyholder in its sole discretion sees fit.

7.   If a Registered  Shareholder  has  submitted an  Instrument  of Proxy,  the
     Registered Shareholder may still attend the Meeting and may vote in person.
     To do so, the Registered  Shareholder  must record his/her  attendance with the  scrutineers  before the  commencement  of the Meeting  and revoke,  in writing, the prior votes.

================================================================================
          To be represented at the Meeting, voting instructions must be
    DEPOSITED at the office of COMPANY" no later than 5:00PM, Vancouver time, on May 1, 2006 or in the case of an adjournment of the Meeting, not later than 5:00PM, Vancouver time, on the business day prior to the time of the reconvened Meeting.

            The mailing address of Pacific Corporate Trust Company is
      2nd floor, 510 Burrard Street Vancouver, British Columbia, V6C 3B9,
                     and its fax number is (604) 689-8144.

   IF A SHAREHOLDER I.D. AND SHAREHOLDER CODE APPEAR ON THE FACE OF THIS PROXY
      IN THE ADDRESS BOX REGISTERED HOLDERS ARE ABLE TO COMPLETE TELEPHONE
        VOTING AT 1-888-Tel-Vote (1-888-835-8683) OR INTERNET VOTING AT
                      http://www.stocktronics.com/webvote

================================================================================

EXHIBIT 4

MIRAMAR MINING CORPORATION
(the “Company”)

The Company has as its articles the following articles.

Incorporation number:   BC0258867

MIRAMAR MINING CORPORATION
(the “Company”)

ARTICLES

1. INTERPRETATION	1
2. SHARES AND SHARE CERTIFICATES	1
3. ISSUE OF SHARES	3
4. SHARE REGISTERS	3
5. SHARE TRANSFERS	4
6. TRANSMISSION OF SHARES	5
7. PURCHASE OF SHARES	5
8. BORROWING POWERS	6
9. ALTERATIONS	6
10. MEETINGS OF SHAREHOLDERS	7
11. PROCEEDINGS AT MEETINGS OF SHAREHOLDERS	9
12. VOTES OF SHAREHOLDERS	12
13. DIRECTORS	15
14. ELECTION AND REMOVAL OF DIRECTORS	17
15. ALTERNATE DIRECTORS	19
16. POWERS AND DUTIES OF DIRECTORS	20
17. INTERESTS OF DIRECTORS AND OFFICERS	21
18. PROCEEDINGS OF DIRECTORS	22
19. EXECUTIVE AND OTHER COMMITTEES	24
20. OFFICERS	25
21. INDEMNIFICATION	26
22. DIVIDENDS	27
23. ACCOUNTING RECORDS AND AUDITORS	28
24. NOTICES	29
25. SEAL	30

1.	INTERPRETATION

1.1	Definitions

In these Articles, unless the context otherwise requires:

(1)	“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

(2)	“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3)	“Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4)	“legal personal representative” means the personal or other legal representative of the shareholder;

(5)	“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

(6)	“seal” means the seal of the Company, if any.

1.2	Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict or inconsistency between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2.	SHARES AND SHARE CERTIFICATES

2.1	Authorized Share Structure

The authorized share structure of the Company consists of 500,000,000 common shares without par value.

2.2	Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3	Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgment and delivery of a share certificate or an acknowledgment to one of several joint shareholders or to a duly authorized agent of one of the joint shareholders will be sufficient delivery to all.

2.4	Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5	Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1)	order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2)	issue a replacement share certificate or acknowledgment, as the case may be.

2.6	Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1)	proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2)	any indemnity the directors consider adequate.

2.7	Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8	Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9	Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3.	ISSUE OF SHARES

3.1	Directors Authorized

Subject to the Business Corporations Act and the rights, if any, of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2	Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3	Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4	Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1)	consideration is provided to the Company for the issue of the share by one or more of the following:

(a)	past services performed for the Company;

(b)	property;

(c)	money; and

(2)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5	Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4.	SHARE REGISTERS

4.1	Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2	Closing Register

The Company must not at any time close its central securities register.

5.	SHARE TRANSFERS

5.1	Registering Transfers

A transfer of a share of the Company must not be registered unless the Company or the transfer agent or registrar for the class or series of share to be transferred has received:

(1)	a duly signed instrument of transfer in respect of the share;

(2)	if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate;

(3)	if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment; and

(4)	such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the transferor’s right to transfer the share, the due signing of the instrument of transfer and the right of the transferee to have the transfer registered.

5.2	Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

5.3	Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4	Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1)	in the name of the person named as transferee in that instrument of transfer; or

(2)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5	Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6	Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6.	TRANSMISSION OF SHARES

6.1	Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder’s name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative of a shareholder, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2	Rights of Legal Personal Representative

The legal personal representative of a shareholder has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company. This Article 6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the shareholder’s name and the name of another person in joint tenancy.

7.	PURCHASE OF SHARES

7.1	Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms determined by the directors.

7.2	Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)	the Company is insolvent; or

(2)	making the payment or providing the consideration would render the Company insolvent.

7.3	Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)	is not entitled to vote the share at a meeting of its shareholders;

(2)	must not pay a dividend in respect of the share; and

(3)	must not make any other distribution in respect of the share.

8.	BORROWING POWERS

The Company, if authorized by the directors, may:

(1)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

9.	ALTERATIONS

9.1	Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may by special resolution:

(1)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4)	if the Company is authorized to issue shares of a class of shares with par value:

(a)	decrease the par value of those shares; or

(b)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6)	alter the identifying name of any of its shares; or

(7)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act;

and, if applicable, alter its Notice of Articles and, if applicable, its Articles, accordingly.

9.2	Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may by special resolution:

(1)	create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued;

and alter its Articles and Notice of Articles accordingly.

9.3	Change of Name

The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name and may, by ordinary resolution or directors’ resolution, adopt or change any translation of that name.

9.4	Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

10.	MEETINGS OF SHAREHOLDERS

10.1	Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2	Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3	Calling of Meetings of Shareholders

The directors may, at any time, call a meeting of shareholders.

10.4	Location of Meetings of Shareholders

Subject to the Business Corporations Act, a meeting of shareholders may be held in or outside of British Columbia as determined by a resolution of the directors.

10.5	Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as an exceptional resolution, a special resolution or a special separate resolution and any notice to consider approving an amalgamation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

10.6	Notice of Resolution to Which Shareholders May Dissent

The Company must send to each of its shareholders, whether or not their shares carry the right to vote, a notice of any meeting of shareholders at which a resolution entitling shareholders to dissent is to be considered specifying the date of the meeting and containing a statement advising of the right to send a notice of dissent together with a copy of the proposed resolution at least the following number of days before the meeting:

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

10.7	Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.8	Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.9	Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or may agree to reduce the period of that notice. Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.10	Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1)	state the general nature of the special business; and

(2)	if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

11.	PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1	Special Business

At a meeting of shareholders, the following business is special business:

(1)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)	at an annual general meeting, all business is special business except for the following:

(a)	business relating to the conduct of or voting at the meeting;

(b)	consideration of any financial statements of the Company presented to the meeting;

(c)	consideration of any reports of the directors or auditor;

(d)	the setting or changing of the number of directors;

(e)	the election or appointment of directors;

(f)	the appointment of an auditor;

(g)	the setting of the remuneration of an auditor;

(h)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2	Special Majority

The majority of votes required for the Company to pass a special resolution at a general meeting of shareholders is 2/3 of the votes cast on the resolution.

11.3	Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares and to Article 11.4, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

11.4	One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1)	the quorum is one person who is, or who represents by proxy, that shareholder, and

(2)	that shareholder, present in person or by proxy, may constitute the meeting.

11.5	Persons Entitled to Attend Meeting

In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required under the Business Corporations Act or these Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6	Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7	Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8	Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9	Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1)	the chair of the board, if any;

(2)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any; or

(3)	a vice-president, if any.

11.10	Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11	Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12	Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13	Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14	Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15	Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16	Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17	Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(1)	the poll must be taken:

(a)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b)	in the manner, at the time and at the place that the chair of the meeting directs;

(2)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)	the demand for the poll may be withdrawn by the person who demanded it.

11.18	Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19	Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20	Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21	No Demand for Poll on Election of Chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22	Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23	Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12.	VOTES OF SHAREHOLDERS

12.1	Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)	on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2	Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3	Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1)	any one of the joint shareholders may vote at any meeting of shareholders, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)	if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4	Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders registered in respect of that share.

12.5	Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1)	for that purpose, the instrument appointing a representative must be received:

(a)	at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(b)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting;

(2)	if a representative is appointed under this Article 12.5:

(a)	the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6	Proxy Provisions Do Not Apply to All Companies

If and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply, Articles 12.7 to 12.15 apply only insofar as they are not inconsistent with any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and insofar as they are not inconsistent with the regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.

12.7	Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8	Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9	When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1)	the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3)	the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10	Deposit of Proxy

A proxy for a meeting of shareholders must:

(1)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(2)	unless the notice provides otherwise, be received at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11	Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.12	Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned):

Signed [month, day, year] _______________________________ [Signature of shareholder] _______________________________ [Name of shareholder—printed]

12.13	Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is received:

(1)	at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2)	at the meeting or any adjourned meeting by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.14	Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15	Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13.	DIRECTORS

13.1	First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1)	if the Company is a public company, the greater of three and the most recently set of:

(a)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)	the number of directors set under Article 14.4;

(2)	if the Company is not a public company, the most recently set of:

(a)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)	the number of directors set under Article 14.4.

13.2	Change in Number of Directors

If the number of directors is set under Articles 13.1(1)(a) or 13.1(2)(a):

(1)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2)	if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors, subject to Article 14.8, may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3	Directors’Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4	Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5	Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6	Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7	Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8	Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14.	ELECTION AND REMOVAL OF DIRECTORS

14.1	Election at Annual General Meeting

(1)	At each annual general meeting of the Company all the directors whose term of office expire at such annual general meeting shall cease to hold office immediately before the election of directors at such annual general meeting and the shareholders entitled to vote thereat shall elect to the board of directors, directors as otherwise permitted by any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and all regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation as set out below. A retiring director shall be eligible for re-election;

(2)	Each director may be elected for a term of office of one or more years of office as may be specified by ordinary resolution at the time he is elected. In the absence of any such ordinary resolution, a director’s term of office shall be one year of office. No director shall be elected for a term of office exceeding five years of office. The shareholders may, by resolution of not less than 3/4 of the votes cast on the resolution, vary the term of office of any director; and

(3)	A director elected or appointed to fill a vacancy shall be elected or appointed for a term expiring immediately before the election of directors at the annual general meeting of the Company when the term of the director whose position he is filling would expire.

14.2	Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)	that individual consents to be a director in the manner provided for in the Business Corporations Act;

(2)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3)	with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3	Failure to Elect or Appoint Directors

If:

(1)	the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)	when his or her successor is elected or appointed; and

(4)	when he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4	Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5	Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6	Remaining Directors’ Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7	Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8	Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9	Ceasing to be a Director

A director ceases to be a director when:

(1)	the term of office of the director expires;

(2)	the director dies;

(3)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4)	the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10	Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11	Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15.	ALTERNATE DIRECTORS

15.1	Appointment of Alternate Director

Any director (an “appointor”) may by notice in writing received by the Company appoint any person (an “appointee”) who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company. Every alternate director shall have a direct and personal duty to the Company arising from his alternate directorship, independent of the duties of the director who appointed him.

15.2	Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3	Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1)	will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2)	has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3)	will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4)	has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4	Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5	Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor and shall be deemed not to have any conflict arising out of any interest, property or office held by the appointor. An alternate director shall be deemed to be a director for all purposes of these Articles, with full power to act as a director, subject to any limitations in the instrument appointing him, and an alternate director shall be entitled to all of the indemnities and similar protections afforded directors by the Business Corporations Act and under these Articles. A director shall have no liability arising out of any act or omission by his alternate director to which the appointor was not a party, nor shall an alternate director have liability for any such act or omission by the appointor. Without limiting the foregoing, no duty to account to the Company shall be imposed upon an alternate director merely because he voted in respect of a contract or transaction in which the appointor was interested or which the appointor failed to disclose, nor shall any such duty be imposed upon an appointor merely because he voted in respect of a contract or transaction in which his alternate director was interested or which such alternate director failed to disclose.

15.6	Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7	Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1)	his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2)	the alternate director dies;

(3)	the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4)	the alternate director ceases to be qualified to act as a director; or

(5)	his or her appointor revokes the appointment of the alternate director.

15.8	Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16.	POWERS AND DUTIES OF DIRECTORS

16.1	Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2	Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17.	INTERESTS OF DIRECTORS AND OFFICERS

17.1	Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

17.2	Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3	Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4	Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

17.5	Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6	No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7	Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8	Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18.	PROCEEDINGS OF DIRECTORS

18.1	Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2	Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3	Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1)	the chair of the board, if any;

(2)	in the absence of the chair of the board, the president, if any, if the president is a director; or

(3)	any other director chosen by the directors if:

(a)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4	Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors:

(1)	in person;

(2)	by telephone; or

(3)	with the consent of all directors who wish to participate in the meeting, by other communications medium;

if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this

Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5	Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6	Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7	When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2)	the director or alternate director, as the case may be, has waived notice of the meeting.

18.8	Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9	Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director. Attendance of a director or alternate director at a meeting of the directors is a waiver of notice of the meeting unless that director or alternate director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

18.10	Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at a majority of the directors in office or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11	Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12	Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(1)	in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(2)	in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

A consent in writing under this Article may be by signed document, fax, e-mail or any other method of transmitting legibly recorded messages. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19.	EXECUTIVE AND OTHER COMMITTEES

19.1	Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(1)	the power to fill vacancies in the board of directors;

(2)	the power to remove a director;

(3)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4)	such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

19.2	Appointment and Powers of Other Committees

The directors may, by resolution:

(1)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2)	delegate to a committee appointed under paragraph (1) any of the directors’ powers, except:

(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)	the power to appoint or remove officers appointed by the directors; and

(3)	make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

19.3	Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1)	conform to any rules that may from time to time be imposed on it by the directors; and

(2)	report every act or thing done in exercise of those powers at such times as the directors may require.

19.4	Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)	terminate the appointment of, or change the membership of, the committee; and

(3)	fill vacancies in the committee.

19.5	Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)	the committee may meet and adjourn as it thinks proper;

(2)	the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)	a majority of the members of the committee constitutes a quorum of the committee; and

(4)	questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20.	OFFICERS

20.1	Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2	Functions, Duties and Powers of Officers

The directors may, for each officer:

(1)	determine the functions and duties of the officer;

(2)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3	Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

20.4	Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21.	INDEMNIFICATION

21.1	Definitions

In this Article 21:

(1)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2)	“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(a)	is or may be joined as a party; or

(b)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)	“expenses” has the meaning set out in the Business Corporations Act.

21.2	Mandatory Indemnification of Eligible Parties

Subject to the Business Corporations Act, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3	Indemnification of Other Persons

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

21.4	Non-Compliance with Business Corporations Act

The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or these Articles or, if applicable, any former Companies Act or former Articles, does not invalidate any indemnity to which he or she is entitled under this Part.

21.5	Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)	is or was a director, alternate director, officer, employee or agent of the Company;

(2)	is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)	at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4)	at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22.	DIVIDENDS

22.1	Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2	Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3	No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4	Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5	Manner of Paying Dividends

A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

22.6	Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1)	set the value for distribution of specific assets;

(2)	determine that money in substitution for all or any part of the specific assets to which any shareholders are entitled may be paid to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)	vest any such specific assets in trustees for the persons entitled to the dividend.

22.7	When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8	Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9	Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10	Dividend Bears No Interest

No dividend bears interest against the Company.

22.11	Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12	Payment of Dividends

Any dividend or other distribution payable in money in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13	Capitalization of Retained Earnings or Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

23.	ACCOUNTING RECORDS AND AUDITORS

23.1	Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2	Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

23.3	Remuneration of Auditor

The directors may set the remuneration of the auditor of the Company.

24.	NOTICES

24.1	Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)	mail addressed to the person at the applicable address for that person as follows:

(a)	for a record mailed to a shareholder, the shareholder’s registered address;

(b)	for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the mailing address of the intended recipient;

(2)	delivery at the applicable address for that person as follows, addressed to the person:

(a)	for a record delivered to a shareholder, the shareholder’s registered address;

(b)	for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the delivery address of the intended recipient;

(3)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)	sending the record by e-mail to the e-mail address provided by the intended recipient for the sending of that record or records of that class;

(5)	physical delivery to the intended recipient; or

(6)	as otherwise permitted by any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and all regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.

24.2	Deemed Receipt

A notice, statement, report or other record that is:

(1)	mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day (Saturdays, Sundays and holidays excepted) following the date of mailing;

(2)	faxed to a person to the fax number provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was faxed on the day it was faxed; and

(3)	e-mailed to a person to the e-mail address provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was e-mailed on the day it was e-mailed.

24.3	Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with Article 24.1 is conclusive evidence of that fact.

24.4	Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.

24.5	Notice to Legal Personal Representatives and Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)	mailing the record, addressed to them:

(a)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)	if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

24.6	Undelivered Notices

If on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to Article 24.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

25.	SEAL

25.1	Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1)	any two directors;

(2)	any officer, together with any director;

(3)	if the Company only has one director, that director; or

(4)	any one or more directors or officers or persons as may be determined by the directors.

25.2	Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer or the signature of any other person as may be determined by the directors.

25.3	Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and such persons as are authorized under Article 25.1 to attest the Company’s seal may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.